[E.ON Zwölfte Verwaltungs GmbH letterhead]

E.ON Zwölfte Verwaltungs GmbH

E.ON Zwölfte Verwaltungs GmbH (“E.ON 12”), in accordance with the provisions of Article 82 of Spanish Law 24/1988, of 28 July, on the Securities Market, and further to the relevant fact (hecho relevante) filed by E.ON 12 with the CNMV on 21 February 2006 in connection with the Public Tender Offer (the “Offer”) for 100% of the shares in Endesa, S.A. (“Endesa”) launched by E.ON 12, hereby informs the Comisión Nacional del Mercado de Valores (“CNMV”) and the public of the following

RELEVANT NOTICE

I.
As set out in the above-mentioned relevant fact of 21 February 2006, in the event that Endesa paid any dividend between the date of filing of the Offer and the date of settlement of the Offer, the consideration shall be reduced by an amount equivalent to the gross dividend distributed.

II.	Endesa, pursuant to the resolutions adopted by its General Shareholders Meeting on 25 February 2006, has paid today a gross dividend of € 2.095 per share.

III.
Consequently, the consideration of the Offer shall be reduced by € 2.095 per Endesa share. Therefore, the consideration of the Offer (formerly € 27.50 per Endesa share) is established in € 25.405 per Endesa share. The amount that each shareholder will receive for its Endesa shares on the acceptance of the Offer shall be rounded up to two decimals, as set out in Law 46/1998 on the introduction to the euro.

Düsseldorf, 3 July 2006

E.ON Zwölfte Verwaltungs GmbH
Pp

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Dr. Frank Fischer